SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
December 31, 2006 and 2005
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2006 and 2005 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations, appropriation of its retained earnings, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
The accompanying non-consolidated financial statements as of and for the years ended December 31, 2006 and 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the non-consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
Without qualifying our opinion, we draw attention to the following:
As discussed in note 1 to the non-consolidated financial statements, the credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank.
As discussed in note 1 to the non-consolidated financial statements, on December 20, 2006, the Company entered into an agreement to acquire 78.6% of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer.

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and auditing standards and their application in practice.
As discussed in note 12 to the non-consolidated financial statements, the Company recorded assets and interest income resulting from related party transactions as of December 31, 2006 and 2005 and for the years then ended.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 15, 2007

This report is effective as of February 15, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
December 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005

Assets

Cash and due from banks (notes 3 and 12)	~~W~~	468,561	64,374	$504,046	69,249
Equity method investment securities (notes 4 and 23)		12,775,892	10,882,359	13,743,429	11,706,496
Loans, net of allowance for loan losses (notes 5, 12 and 13)		1,179,147	1,476,630	1,268,445	1,588,457
Fixed assets (note 6)		1,686	2,290	1,814	2,464
Other assets (notes 7, 12 and 13)		578,345	36,478	622,144	39,240

Total assets	~~W~~	15,003,631	12,462,131	$16,139,878	13,405,906

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 8 and 13)	~~W~~	185,072	156,098	$199,088	167,919
Debentures (note 9)		3,421,826	2,126,043	3,680,966	2,287,051
Retirement and severance benefits (notes 10 and 12)		783	552	843	593
Other liabilities (notes 11, 12 and 13)		34,424	42,421	37,030	45,634

Total liabilities		3,642,105	2,325,114	3,917,927	2,501,197

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 14)

Common stock		1,907,838	1,796,037	2,052,321	1,932,054

Authorized — 1,000,000,000 shares
Issued and outstanding — 381,567,614 shares in 2006 — 359,207,313 shares in 2005

Preferred stock		262,920	374,721	282,831	403,099
Issued and outstanding — 39,767,169 shares in 2006 — 74,944,262 shares in 2005

Capital surplus		4,360,082	4,360,112	4,690,278	4,690,310
Retained earnings (note 15)		3,387,960	2,743,192	3,644,535	2,950,938
Capital adjustments (notes 4, 16 and 17)		1,442,726	862,955	1,551,986	928,308

Total stockholders’ equity		11,361,526	10,137,017	12,221,951	10,904,709

	~~W~~	15,003,631	12,462,131	$16,139,878	13,405,906

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the years ended December 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005

Operating revenue:

Gain from equity method investment securities (notes 4 and 25)	~~W~~	1,917,268	1,618,314	$2,062,466	1,740,871
Interest income (note 12)		79,151	95,812	85,145	103,069
Other		1,495	1,373	1,608	1,477

Total operating revenue		1,997,914	1,715,499	2,149,219	1,845,417

Operating expense:

Loss from equity method investment securities (notes 4 and 25)		—	1,047	—	1,126
Interest expense		129,644	114,544	139,462	123,218
Fees and commission (note 12)		269	124	289	133
General and administrative expenses (notes 12 and 18)		47,138	39,157	50,708	42,122

Total operating expense		177,051	154,872	190,459	166,599

Operating income		1,820,863	1,560,627	1,958,760	1,678,818

Non-operating income, net		11,855	133	12,752	141

Income before income taxes		1,832,718	1,560,760	1,971,512	1,678,959

Income taxes (note 19)		—	—	—	—

Net income	~~W~~	1,832,718	1,560,760	$1,971,512	1,678,959

Earnings per share in Won and U.S. dollars (note 20)	~~W~~	4,776	4,360	$5.14	4.69

Diluted earnings per share in Won and U.S. dollars (note 20)	~~W~~	4,776	4,109	$5.14	4.42

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Appropriation of Retained Earnings
For the years ended December 31, 2006 and 2005
Date of Appropriation for 2006: March 20, 2007
Date of Appropriation for 2005: March 21, 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005

Unappropriated retained earnings:

Balance at beginning of year	~~W~~	1,263,407	1,036,573	$1,359,087	1,115,075
Changes in retained earnings of equity method investments (note 4)		(105,037)	(77,863)	(112,992)	(83,760)
Redemption of preferred shares (note 14)		(56)	—	(60)	—
Net income		1,832,718	1,560,760	1,971,512	1,678,959

		2,991,032	2,519,470	3,217,547	2,710,274

Appropriation of retained earnings:

Legal reserve (note 15)		183,272	173,208	197,151	186,325
Redemption of preferred shares (note 14)		172,812	697,807	185,899	750,653
Dividends (note 21)		392,239	385,049	421,944	414,209

		748,323	1,256,064	804,994	1,351,187

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	2,242,709	1,263,407	$2,412,553	1,359,087

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005

Cash flows from operating activities:

Net income	~~W~~	1,832,718	1,560,760	$1,971,513	1,678,963

Adjustments to reconcile net income to net cash (used in) operating activities:

Depreciation		562	652	605	701
Amortization		295	115	317	124
Reversal of allowance for loan losses		(1,495)	(1,373)	(1,608)	(1,477)
Provision for retirement and severance benefits		973	740	1,047	796
Gain from equity method investment securities, net		(1,917,268)	(1,617,267)	(2,062,466)	(1,739,745)
Stock compensation costs		12,670	7,431	13,630	7,994
Loss from disposition of equity method investment securities		—	845	—	909
Other, net		2,410	2,345	2,593	2,523
Changes in assets and liabilities:
Decrease in other assets		825	869	887	935
Increase (decrease) in other liabilities		3,381	(40,947)	3,638	(44,047)
Retirement and severance benefits paid		(337)	(137)	(363)	(147)
Increase in deposit for severance benefit insurance		(405)	(274)	(435)	(295)

Net cash used in operating activities		(65,671)	(86,241)	(70,642)	(92,766)

Cash flows from investing activities:

Cash provided by investing activities:

Disposition of equity method investment securities		—	381,502	—	410,393
Collection of loans		743,140	632,543	799,419	680,446
Proceeds from disposal of fixed assets		69	36	75	39
Refund of security deposits		167	—	177	—
Dividends received from equity method investment securities		471,142	4,846	506,822	5,213

		1,214,518	1,018,927	1,306,493	1,096,091

Cash used in investing activities:

Purchase of equity method investment securities		—	(368,311)	—	(396,204)
Loan originations		(450,000)	(360,000)	(484,079)	(387,264)
Purchase of fixed assets		(323)	(914)	(348)	(983)
Increase in other assets		(519,318)	(2)	(558,647)	(2)
Decrease in other liabilities		(20,596)	(2,241)	(22,156)	(2,411)

		(990,237)	(731,468)	(1,065,230)	(786,864)

Net cash provided by investing activities		224,281	287,459	241,263	309,227

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005

Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings		702,000	409,255	755,164	440,248
Proceeds from debentures		2,300,000	780,000	2,474,182	839,071
Proceeds from disposition of treasury stock		—	536	—	577

		3,002,000	1,189,791	3,229,346	1,279,896

Cash used in financing activities:

Repayment of borrowings		(667,188)	(405,381)	(717,715)	(436,081)
Repayment of debentures		(1,000,000)	(601,314)	(1,075,731)	(646,851)
Debentures issuance cost paid		(6,627)	(2,971)	(7,129)	(3,196)
Dividends paid		(384,715)	(347,542)	(413,850)	(373,862)
Acquisition of treasury stock		—	(474)	—	(517)
Stock issuance cost paid		(29)	(98)	(31)	(105)
Redemption of preferred shares		(697,864)	—	(750,714)	—

		(2,756,423)	(1,357,780)	(2,965,170)	(1,460,612)

Net cash provided by (used in) financing activities		245,577	(167,989)	264,176	(180,716)

Net increase in cash and due from banks		404,187	33,229	434,797	35,745

Cash and due from banks at beginning of year		64,374	31,145	69,249	33,504

Cash and due from banks at end of year	~~W~~	468,561	64,374	$504,046	69,249

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description of the Company
Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.
On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of December 31, 2006, the Company had eight subsidiaries and three joint ventures, and its capital stock consisted of ~~W~~1,907,838 million in common stock and ~~W~~262,920 million in preferred stock.

On December 20, 2006, the Company entered into an agreement to acquire 78.6% of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer. The Company provided ~~W~~518,300 million of deposits to secure the agreement.

Details of its subsidiaries and joint ventures were as follows:
a.	Subsidiaries
(a)	Shinhan Bank (formerly Chohung Bank)
Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Shinhan Card Co., Ltd. issued 41,207,856 shares of common stock in consideration. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank) through acquisition of the remaining 20% equity interest. Chohung Bank was the surviving legal entity. In connection with the merger, Chohung Bank issued 828,505,540 shares of common stock in consideration. After the merger, Chohung Bank changed its name to Shinhan Bank.

As of December 31, 2006, Shinhan Bank operated through 917 domestic branches, 87 depositary offices and 13 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.
(b)	Good Morning Shinhan Securities Co., Ltd.
Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and became a wholly owned subsidiary in August 17, 2004 through a tender offer and share exchange. As of December 31, 2006, it operated through 80 branches and its capital stock amounted to ~~W~~796,998 million (including ~~W~~19,117 million of preferred stock).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description of the Company, Continued
(c)	Shinhan Life Insurance Co., Ltd.
Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2006, Shinhan Life Insurance operated through 120 branches and its capital stock amounted to ~~W~~200,000 million.
(d)	Shinhan Card Co., Ltd.
Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is principally engaged in credit card services, factoring, consumer loans and installment financing. As of December 31, 2006, Shinhan Card had 3.11 million franchise accounts and 7.16 million credit card holders, and its capital stock amounted to ~~W~~358,886 million.
(e)	Shinhan Capital Co., Ltd.
Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of December 31, 2006 amounted to ~~W~~80,000 million.
(f)	Jeju Bank
Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust business and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of December 31, 2006 amounted to ~~W~~77,644 million.
(g)	Shinhan Credit Information Co., Ltd.
Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of December 31, 2006 amounts to ~~W~~3,000 million.
(h)	Shinhan Private Equity, Inc.
Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of December 31, 2006 amounts to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description of the Company, Continued
b.	Joint Ventures
(a)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.
On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of December 31, 2006 amounted to ~~W~~40,000 million.
(b)	SH&C Life Insurance Co., Ltd.
SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of December 31, 2006 amounted to ~~W~~30,000 million.
(c)	Shinhan Macquarie Financial Advisory Co., Ltd.
On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of December 31, 2006 amounted to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description, Continued
Details of ownership as of December 31, 2006 and 2005 were as follows:

		2006		2005
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)

Subsidiaries:

Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.00	933,324,364	100.00
	Good Morning Shinhan
	Securities	159,399,664	100.00	159,399,664	100.00
	Shinhan Life Insurance	40,000,000	100.00	40,000,000	100.00
	Shinhan Card	71,777,256	100.00	30,569,400	100.00
	Shinhan Capital	12,250,000	100.00	12,250,000	100.00
	Jeju Bank	9,692,369	62.40	9,692,369	62.40
	Shinhan Credit Information	600,000	100.00	600,000	100.00
	Shinhan PE	2,000,000	100.00	2,000,000	100.00
Shinhan Bank	Shinhan Financial Group	7,129,967	(*)1.90	11,406,522	(*)3.20
Good Morning Shinhan Securities	Shinhan Financial Group	—	—	203,675	(*)0.10

Joint ventures:

Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.00	4,000,001	50.00
	SH&C Life Insurance	3,000,001	50.00	3,000,001	50.00
	Shinhan Macquarie	102,000	51.00	102,000	51.00

(*)	ownership percentage of common stock

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation
The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.
(b)	Basis of Financial Statements Translation
The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~929.60 to US$1, the basic exchange rate on December 31, 2006. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.
(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2006, the Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 18 “Interests in Joint Ventures”, No. 19 “Leases” and No. 20 “Related Party Disclosures”. In addition, according to application of an interpretation in 2006, valuation gain (loss) on available-for-sale securities which was recorded in subsidiaries’ capital adjustment account at the time of acquisition is transferred to valuation gain (loss) of equity method investment securities in the statement of income at the time the available-for-sale securities are sold. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the non-consolidated financial statements as of and for the years ended December 31, 2006 and 2005. Certain accounts of the non-consolidated financial statements as of and for the year ended December 31, 2005 were reclassified to conform to the current period’s presentation for comparative purposes, resulting in a decrease in retained earnings and an increase in unrealized gain on equity method investment securities by ~~W~~215,432 million, respectively.
(d)	Allowance for Loan Losses

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased or decreased to reflect the Company’s share of the net asset of investee. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews goodwill for impairment.

Under the equity method, the Company does not record its share of loss of the investee when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the investee, the Company’s share of loss of the investee is recorded until such investment is reduced to zero.

Investments are reduced when dividends are declared by shareholders’ meeting of the respective investee companies.
(f)	Interests in Joint Ventures

Investments in jointly controlled entities are accounted for using the equity method.
(g)	Fixed Assets
i)	Property and equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	˝	˝
Leasehold improvement	Straight-line	˝
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.
ii)	Intangible Assets

Intangible assets comprised of software and development costs are stated at cost less accumulated amortization and impairment losses. Intangible assets are amortized using the straight-line method over five years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Income Taxes
Income tax on the income includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date. Deferred tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(i)	Discount (Premium) on Debentures
Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.
(j)	Retirement and Severance Benefits
Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.
(k)	Translation of Foreign Currency Denominated Assets and Liabilities
Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~929.60 and ~~W~~1,013.0 to US$1, the rates of exchange on December 31, 2006 and 2005, respectively, that are permitted by Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Stock Options
The stock option program allows the Company’s employees to acquire Company shares for a specified price at specified times. The option exercise price is generally fixed at below the market price of the underlying shares at the grant date. The Company values equity-settled stock options based upon an option pricing model under the fair value method and recognizes an expense and capital adjustment over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received equal to the exercise price. However, compensation cost for cash-settled stock options is measured at market price of the Company stock as of each period end and is recognized as an expense and a liability over the service period.
(m)	Provision, Contingent Assets and Contingent Liabilities
Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, a provision is recorded at the present value of the expenditures expected to be required to settle the obligation.
Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.
(n)	Use of Estimates
The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(3)	Cash and Due from Banks
As of December 31, 2006 and 2005, ~~W~~5.5 million of cash and due from banks was restricted for guarantee deposits on bank accounts.
(4)	Equity Method Investment Securities
Detail of equity method investment securities as of December 31, 2006 and 2005 are as follows:
(in millions of Won)

	2006
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Investees	balance		dividend, net	gain	earnings	adjustments	balance
Subsidiaries:

Shinhan Bank	~~W~~	8,751,516	(955,218)	1,500,460	(3,278)	431,249	9,724,729
Good Morning Shinhan Securities		900,138	—	74,753	(101,458)	106,420	979,853
Shinhan Life Insurance		737,788	(20,000)	64,980	(301)	10,737	793,204
Shinhan Card		221,449	526,806	208,052	—	1,523	957,830
Shinhan Capital		151,789	(15,313)	48,255	—	3,051	187,782
Jeju Bank		60,770	—	9,405	—	(859)	69,316
Shinhan Credit Information		9,263	(1,800)	2,792	—	—	10,255
Shinhan PE		8,741	—	1,751	—	—	10,492

		10,841,454	(465,525)	1,910,448	(105,037)	552,121	12,733,461

Joint venture companies:

Shinhan BNP Paribas ITMC		24,103	(3,600)	4,288	—	(1)	24,790
SH&C Life Insurance		15,513	—	1,776	—	323	17,612
Shinhan Macquarie		1,289	(2,016)	756	—	—	29

		40,905	(5,616)	6,820	—	322	42,431

	~~W~~	10,882,359	(471,141)	1,917,268	(105,037)	552,443	12,775,892

Changes in goodwill (negative goodwill) for the year ended December 31, 2006 were as follows:
(in millions of Won)

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	1,065,725	(343,112)	68,808	653,805
Good Morning Shinhan Securities		110,530	—	17,004	93,526
Shinhan Life Insurance		414,545	—	41,803	372,742
Shinhan Card		—	343,112	22,540	320,572
Jeju Bank		(4,285)	—	(685)	(3,600)

	~~W~~	1,586,515	—	149,470	1,437,045

The market value of Jeju Bank shares owned by the Company was ~~W~~73,274 million as of December 31, 2006 using the quoted market price (~~W~~7,560 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(4)	Equity Method Investment Securities, Continued
(in millions of Won)

	2005
		Acquisition	Equity
	Beginning	and	method	Retained	Capital	Ending
Investees	balance	dividend, net	gain (loss)	Earnings	Adjustments	balance
Subsidiaries:

Shinhan Bank	~~W~~4,125,253	(367,210)	826,156	(1,590)	(82,638)	4,499,971
Chohung Bank	2,891,019	220,714	606,537	(47,663)	580,938	4,251,545
Good Morning Shinhan Securities	843,500	—	74,629	(30,311)	12,320	900,138
Shinhan Life Insurance	—	730,432	2,565	—	4,791	737,788
Shinhan Card	168,708	—	52,741	—	—	221,449
Shinhan Capital	122,525	(12,000)	36,418	—	4,846	151,789
Jeju Bank	53,036	—	7,825	(30)	(61)	60,770
e-Shinhan(*)	2,887	(2,861)	—	—	(26)	—
Shinhan Credit Information	6,862	—	2,401	—	—	9,263
Shinhan PE	9,788	—	(1,047)	—	—	8,741

	8,223,578	569,075	1,608,225	(79,594)	520,170	10,841,454

Joint ventures:

Shinhan BNP Paribas ITMC	22,810	(2,400)	3,725	1,732	(1,764)	24,103
SH&C Life Insurance	14,614	—	2,680	—	(1,781)	15,513
Shinhan Macquarie	1,098	(2,446)	2,637	—	—	1,289

	38,522	(4,846)	9,042	1,732	(3,545)	40,905

	~~W~~8,262,100	564,229	1,617,267	(77,862)	516,625	10,882,359

(*)	E-shinhan was liquidated at November 24, 2005.
Changes in goodwill (negative goodwill) for the year ended December 31, 2005 were as follows:
(in millions of Won)

	Beginning			Amortization	Ending
	balance		Increase	(reversal)	balance
Chohung Bank	~~W~~	922,468	220,714	77,457	1,065,725
Good Morning Shinhan Securities		127,534	—	17,004	110,530
Shinhan Life Insurance		—	418,029	3,484	414,545
Jeju Bank		(4,970)	—	(685)	(4,285)

	~~W~~	1,045,032	638,743	97,260	1,586,515

The market value of Jeju Bank shares owned by the Company was ~~W~~68,816 million as of December 31, 2005 using the quoted market price (~~W~~7,100 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Loans
(a)	Loans as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Loans in Won	~~W~~	1,120,000	1,340,000
Loans in foreign currencies		65,072	70,910
Privately placed bonds		—	73,140

		1,185,072	1,484,050
Less: allowance for loan losses		(5,925)	(7,420)

	~~W~~	1,179,147	1,476,630

(b)	Details of loans as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

		2006			2005
		Interest			Interest
	Borrower	rate (%)	Amount		rate (%)	Amount
Loans in Won	Shinhan Card	4.49~6.28	~~W~~	450,000	4.49~6.28	~~W~~	750,000
	Shinhan Capital	4.33~8.12		500,000	4.33~8.12		500,000
	Good Morning Shinhan Securities	5.25~5.64		170,000	5.25		70,000
	Jeju Bak			—	6.43		20,000

				1,120,000			1,340,000

Loans in foreign currencies	Shinhan Capital	3M Libor+0.38		65,072	3M Libor+0.38		70,910

Privately placed bonds	Shinhan Bank			—	7.42		50,000
	Jeju Bank			—	8.14		23,140

				—			73,140

			~~W~~	1,185,072		~~W~~	1,484,050
Allowance for loan losses				(5,925)			(7,420)

			~~W~~	1,179,147		~~W~~	1,476,630

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Loans, Continued
(c)	The maturities of loans as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

			Loans
	Loans		in foreign
At December 31, 2006	in Won		currencies	Total
Due in 3 months or less	~~W~~	130,000	—	130,000
Due after 3 months through 6 months		20,000	37,184	57,184
Due after 6 months through 12 months		60,000	—	60,000
Due after 1 year through 3 years		690,000	27,888	717,888
Thereafter		220,000	—	220,000

	~~W~~	1,120,000	65,072	1,185,072

(in millions of Won)

			Loans	Privately
	Loans		in foreign	placed
At December 31, 2005	in Won		currencies	bonds	Total
Due in 3 months or less	~~W~~	270,000	—	—	270,000
Due after 3 months through 6 months		250,000	—	—	250,000
Due after 6 months through 12 months		130,000	30,390	—	160,390
Due after 1 year through 3 years		430,000	40,520	73,140	543,660
Thereafter		260,000	—	—	260,000

	~~W~~	1,340,000	70,910	73,140	1,484,050

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(6)	Fixed Assets
Fixed assets as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005

Property and equipment:

Vehicles	~~W~~	261	391
Furniture and fixtures		1,416	1,391
Leasehold improvements		1,728	1,704

		3,405	3,486
Less: accumulated depreciation		(2,629)	(2,286)

		776	1,200

Intangible assets		910	1,090

	~~W~~	1,686	2,290

(7)	Other Assets
Other assets as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Security deposits paid	~~W~~	9,915	10,082
Accounts receivable (note 12)		37,907	14,809
Accrued income (note 12)		8,016	8,466
Advance payments		519,328	10
Prepaid expenses		1,023	724
Prepaid income taxes		346	577
Other		1,810	1,810

	~~W~~	578,345	36,478

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(8)	Borrowings
(a)	Borrowings as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Borrowings in Won	~~W~~	120,000	85,188
Borrowings in foreign currencies		65,072	70,910

	~~W~~	185,072	156,098

(b)	Details of borrowings as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2006		2005
Borrowings in Won:

September 30, 2005	January 03, 2006	4.18	~~W~~	—	20,000
December 28, 2005	April 03, 2006	4.31		—	65,000
March 23, 2005	March 23, 2006	6M +1.05		—	188
December 21, 2006	March 30, 2009	5.34		36,000	—
December 26, 2006	March 29, 2007	4.92		84,000	—

				120,000	85,188

Borrowings in foreign currencies:

December 30, 2003	December 30, 2006	3M Libor+0.7		—	30,390
July 15, 2004	June 15, 2007	3M Libor+0.7		37,184	40,520
December 29, 2006	December 29, 2009	3M Libor+0.25		27,888	—

				65,072	70,910

			~~W~~	185,072	156,098

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(8)	Borrowings, Continued
(c)	The maturities of borrowings as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Borrowings		Borrowings in
At December 31, 2006	in Won		foreign currencies	Total
Due in 3 months or less	~~W~~	84,000	—	84,000
Due after 3 months through 6 months		—	37,184	37,184
Due after 6 months through 12 months		—	—	—
Due after 1 year through 3 years		36,000	27,888	63,888

	~~W~~	120,000	65,072	185,072

(in millions of Won)

	Borrowings		Borrowings in
At December 31, 2005	in Won		foreign currencies	Total
Due in 3 months or less	~~W~~	20,188	—	20,188
Due after 3 months through 6 months		65,000	—	65,000
Due after 6 months through 12 months		—	30,390	30,390
Due after 1 year through 3 years		—	40,520	40,520

	~~W~~	85,188	70,910	156,098

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(9)	Debentures
(a)	Debentures as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Debentures in Won	~~W~~	3,430,000	2,130,000
Less: discount on debentures		(8,174)	(3,957)

	~~W~~	3,421,826	2,126,043

(b)	Details of debentures as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2006		2005

Unsecured debentures in Won:

December 21, 2001	December 21, 2006	7.12	~~W~~	—	50,000
April 04, 2002	April 04, 2007	7.47		20,000	20,000
May 20, 2002	May 20, 2007	7.25		20,000	20,000
July 29, 2002	July 29, 2007	6.30		20,000	20,000
November 21, 2002	November 21, 2007	5.88		20,000	20,000
December 16, 2002	December 16, 2007	5.96		20,000	20,000
January 24, 2003	January 24, 2006	5.19		—	70,000
February 26, 2003	February 26, 2006	4.99		—	200,000
April 23, 2003	April 23, 2006	5.47		—	100,000
May 23, 2003	May 23, 2006	5.29		—	100,000
June 24, 2003	June 24, 2006	5.43		—	150,000
June 24, 2003	June 24, 2008	5.69		30,000	30,000
July 24, 2003	July 24, 2006	5.55		—	30,000
July 24, 2003	July 24, 2008	5.87		20,000	20,000
October 24, 2003	October 24, 2006	4.63		—	100,000
December 23, 2003	December 23, 2006	5.35		—	200,000
March 24, 2004	March 24, 2007	4.76		30,000	30,000
March 24, 2004	March 24, 2009	5.11		20,000	20,000
June 25, 2004	June 25, 2009	4.93		50,000	50,000
July 08, 2004	July 08, 2009	4.81		100,000	100,000
January 31, 2005	January 31, 2008	4.21		30,000	30,000
January 31, 2005	January 31, 2010	4.59		70,000	70,000
March 18, 2005	March 18, 2007	4.13		100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(9)	Debentures, Continued
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2006		2005
March 18, 2005	March 18, 2008	4.23		50,000	50,000
May 09, 2005	May 09, 2008	3.99		50,000	50,000
June 29, 2005	June 29, 2008	4.01		50,000	50,000
June 29, 2005	June 29, 2010	4.28		150,000	150,000
September 14, 2005	September 14, 2008	4.77		70,000	70,000
September 14, 2005	September 14, 2010	5.18		110,000	110,000
December 16, 2005	December 16, 2008	5.48		40,000	40,000
December 16, 2005	December 16, 2010	5.74		60,000	60,000
January 24, 2006	January 24, 2009	5.24		100,000	—
February 27, 2006	February 27, 2009	5.07		100,000	—
April 24, 2006	April 24, 2009	5.09		200,000	—
June 28, 2006	June 28, 2009	5.25		220,000	—
June 28, 2006	June 28, 2011	5.42		130,000	—
June 28, 2006	June 28, 2013	5.52		50,000	—
June 29, 2006	September 29, 2009	5.24		100,000	—
June 29, 2006	September 29, 2009	5.32		100,000	—
July 31, 2006	July 31, 2011	5.16		100,000	—
September 26, 2006	September 26, 2009	4.81		50,000	—
September 26, 2006	September 26, 2011	4.91		50,000	—
November 29, 2006	November 29, 2009	4.99		250,000	—
November 29, 2006	November 29, 2011	5.06		100,000	—
November 29, 2006	November 29, 2013	5.16		150,000	—
December 22, 2006	December 22, 2008	5.35		100,000	—
December 27, 2006	December 27, 2009	5.05		250,000	—
December 27, 2006	December 27, 2011	5.17		100,000	—
December 27, 2006	December 27, 2013	5.24		150,000	—

				3,430,000	2,130,000
Discount on debentures				(8,174)	(3,957)

			~~W~~	3,421,826	2,126,043

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(9)	Debentures, Continued
(c)	The maturities of debentures as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006		2005
Due in 3 months or less	~~W~~	130,000	270,000
Due after 3 months through 6 months		40,000	350,000
Due after 6 months through 12 months		60,000	380,000
Due after 1 year through 3 years		1,980,000	570,000
Thereafter		1,220,000	560,000

	~~W~~	3,430,000	2,130,000

(10)	Retirement and Severance Benefits
Changes in retirement and severance benefits for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Won
	2006		2005
Estimated severance liability at beginning of year	~~W~~	1,379	776
Provision		973	740
Payment		(337)	(137)

Estimated severance liability at end of year		2,015	1,379
Less: deposit for severance benefit insurance (note 12)		(1,232)	(827)

Net balance at end of year	~~W~~	783	552

(11)	Other Liabilities
Other liabilities as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Withholding taxes	~~W~~	561	491
Dividends payable		1,619	1,284
Accounts payable		329	20,990
Accrued expenses		31,915	19,656

	~~W~~	34,424	42,421

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(12)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the years ended December 31, 2006 and 2005 were as follows:
(In millions of Won)

Revenue earned	Expense incurred	Account	2006		2005
Shinhan Financial Group	Shinhan Bank	Interest income	~~W~~	3,019	5,356
˝	Good Morning Shinhan Securities	Interest income		6,035	3,375
˝	Shinhan Card	Interest income		32,103	52,710
˝	Shinhan Capital	Interest income		31,273	32,537
˝	Jeju Bank	Interest income		999	1,834

			~~W~~	73,429	95,812

Shinhan Bank	Shinhan Financial Group	Rental income	~~W~~	33	68
˝	Good Morning Shinhan Securities	Interest income		728	191
˝	˝	Fee and commission income		—	21
˝	˝	Rental income		799	323
˝	Shinhan Life Insurance	Gain on derivatives		394	188
˝	˝	Rental income		2,490	150
˝	˝	Interest income		5,005	265
˝	˝	Fee and commission income		518	2,306
˝	Shinhan Card	Interest income		1,922	3,046
˝	˝	Fee and commission income		80,384	35,557
˝	˝	Rental income		1,948	895
˝	˝	Gain on derivatives		1,634	—
˝	Shinhan Capital	Interest income		46	1,297
˝	˝	Gain on redemption of debentures		—	476
˝	˝	Rental income		489	336
˝	˝	Gain on derivatives		1,449	2,811
˝	Jeju Bank	Interest income		130	4
˝	Shinhan Credit Information	Rental income		134	273
˝	SH&C Life Insurance	Fee and commission income		15,847	42,467
˝	Shinhan BNP Paribas ITMC	Fee and commission income		679	588

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(12)	Related Party Transactions, Continued
(In millions of Won)

Revenue earned	Expense incurred	Account	2006		2005
Good Morning Shinhan Securities	Shinhan Bank	Interest income	~~W~~	315	467
˝	˝	Rental income		129	301
˝	Shinhan Life Insurance	Rental income		28	5
˝	˝	Fee and commission income		57	—
˝	Shinhan Card	Rental income		435	313
˝	˝	Fee and commission income		106	350
˝	Shinhan BNP Paribas ITMC	Rental income		255	212
˝	SH&C Life Insurance	Fee and commission income		—	5
Shinhan Life Insurance	Shinhan Bank	Insurance income		221	245
˝	˝	Gain on derivatives		3,980	595
˝	˝	Interest income		941	14
˝	˝	Fee and commission income		365	—
˝	Good Morning Shinhan Securities	Insurance income		14	—
˝	˝	Fee and commission income		4	—
˝	SH&C Life Insurance	Fee and commission income		1	—
Shinhan Card	Shinhan Bank	Interest income		197	2
˝	˝	Fee and commission income		755	1,004
˝	Good Morning Shinhan Securities	Interest income		4	—
˝	Jeju Bank	Fee and commission income		335	275
˝	˝	Interest income		3	—
˝	SH&C Life Insurance	Fee and commission income		5,023	4,902
˝	Shinhan Life Insurance	Fee and commission income		363	—
Shinhan Capital	Shinhan Bank	Interest income		3,935	3,300
˝	˝	Gain on derivatives		1,020	4,329
˝	Shinhan Card	Fee and commission income		—	1
Shinhan BNP Paribas ITMC	Shinhan Bank	Interest income		195	429
˝	Shinhan Life Insurance	Interest income		31	—
˝	Jeju Bank	Interest income		28	—
Jeju Bank	Shinhan Bank	Interest income		5	22
˝	Shinhan Life Insurance	Fee and commission income		6	25
˝	˝	Rental Income		6	—
˝	SH&C Life Insurance	Fee and commission income		119	384
SH&C Life Insurance	Shinhan Bank	Interest income		5	12
˝	Shinhan Life Insurance	Interest income		6	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(12)	Related Party Transactions, Continued
(In millions of Won)

Revenue earned	Expense incurred	Account	2006		2005
e-Shinhan	Shinhan Card	Fee and commission income		—	93
˝	Shinhan Financial Group	Fee and commission income		—	63
Shinhan Macquarie	Shinhan Bank	Interest income		297	180
Shinhan Credit Information	Shinhan Bank	Fee and commission income		7,173	10,035
˝	˝	Interest income		134	67
˝	Good Morning Shinhan Securities	Fee and commission income		41	52
˝	Shinhan Life Insurance	Fee and commission income		42	36
˝	Shinhan Card	Fee and commission income		12,888	7,419
˝	Shinhan Capital	Fee and commission income		54	80
˝	Jeju Bank	Fee and commission income		140	101
˝	Shinhan Financial Group	Fee and commission income		4	—
Shinhan PE	Shinhan Bank	Interest income		828	199

				155,117	126,779

			~~W~~	228,546	222,591

(b)	Account balances

Significant balances with the related parties as of December 31, 2006 and 2005 were as follows:
(In millions of Won)

Creditor	Debtor	Account	2006		2005
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	2,627	64,371
˝	˝	Security deposits		9,915	9,915
˝	˝	Privately placed bonds		—	50,000
˝	˝	Account receivables		28,675	12,208
˝	˝	Accrued income		171	155
˝	˝	Deposit for severance benefit		1,232	827
˝	Good Morning Shinhan Securities	Loans in Won		170,000	70,000
˝	˝	Account receivables		4,581	725
˝	˝	Accrued income		1,569	619
˝	Shinhan Card	Loans in Won		450,000	750,000
˝	˝	Account receivables		2,043	758
˝	˝	Accrued income		3,285	4,336
˝	Shinhan Capital	Loans in Won		500,000	500,000
˝	˝	Loans in foreign currency		65,072	70,910
˝	˝	Account receivables		1,102	562

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(12)	Related Party Transactions, Continued
(In millions of Won)

Creditor	Debtor	Account	2006		2005
Shinhan Finacial Group	Shinhan Capital	Accrued income	~~W~~	2,990	3,156
˝	Jeju Bank	Privately placed bonds		—	23,140
˝	˝	Loans in Won		—	20,000
˝	˝	Accrued income		—	200
˝	Shinhan Credit Information	Account receivables		251	112
˝	Shinhan Life Insurance	Account receivables		1,159	—

			~~W~~	1,244,672	1,581,994

Shinhan Bank	Good Morning Shinhan Securities	Accrued income	~~W~~	—	6
˝	˝	Guarantee deposits		8,562	5,223
˝	Shinhan Life Insurance	Accrued income		1,105	2,299
˝	˝	Loans		—	47,000
˝	˝	Deposits for severance benefits		103,531	66,921
˝	˝	Derivative assets		360	277
˝	Shinhan Card	Accrued income		31	6,578
˝	˝	Call loan		10,800	35,500
˝	˝	Derivative assets		1,676	—
˝	Shinhan Capital	Loans		—	1,271
˝	˝	Derivative assets		1,494	116
˝	Shinhan BNP Paribas ITMC	Account receivables		133	136
˝	SH&C Life Insurance	Accrued income		396	3,314
˝	Jeju Bank	Loans		13,575	—
˝	˝	Accrued income		87	—
Good Morning Shinhan Securities	Shinhan Bank	Due from banks		8,339	8,947
˝	˝	Guarantee deposits		20,573	11,968
˝	˝	Accrued income		114	145
˝	Shinhan Life Insurance	Deposits for severance benefits		481	268
˝	˝	Accrued income		1	—
˝	Shinhan Card	Account receivables		—	63
Shinhan Life Insurance	Shinhan Bank	Due from banks		2,947	3,749
˝	˝	Prepaid expense		—	56
˝	˝	Derivative assets		7	50
˝	˝	Retirement trust		5,123	1,127
˝	˝	Guarantee deposits		8,320	7,472
˝	˝	Securities		54,738	2,479
˝	˝	Accrued income		789	3

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(12)	Related Party Transactions, Continued
(In millions of Won)

Creditor	Debtor	Account	2006		2005
Shinhan Life Insurance	Jeju Bank	Due from banks	~~W~~	22	14
˝	Good Morning Shinhan Securities	Guarantee deposits		173	—
Shinhan Card	Shinhan Financial Group	Account receivables		209	309
˝	Shinhan Bank	Cash and due from banks		2,237	5,080
˝	˝	Guarantee deposits		3,306	1,189
˝	˝	Account receivables		6,574	6,578
˝	˝	Derivative assets		42	—
˝	˝	Deposits for severance benefits		3,513	—
˝	Good Morning Shinhan Securities	Guarantee deposits		5,911	4,635
˝	˝	Account receivables		824	691
˝	Shinhan Life Insurance	Deposits for severance benefits		1,717	1,016
˝	Shinhan BNP Paribas ITMC	Account receivables		66	55
˝	SH&C Life Insurance	Account receivables		60	100
˝	˝	Accrued income		394	408
˝	Shinhan Credit Information	Account receivables		81	56
˝	Shinhan Capital	Account receivables		52	42
Shinhan Capital	Shinhan Bank	Short-term financial instruments		51,260	79,985
˝	˝	Derivative assets		45	3,524
˝	˝	Account receivables		216	370
˝	˝	Guarantee deposits		508	292
˝	˝	Securities		—	3
˝	˝	Deposits for severance benefits		977	614
Shinhan BNP Paribas ITMC	Shinhan Bank	Cash and due from banks		4,732	9,020
˝	˝	Accrued income		57	187
˝	Shinhan Life Insurance	Deposits for severance benefits		404	303
˝	Good Morning Shinhan Securities	Guarantee deposits		4,976	3,496
Jeju Bank	SH&C Life Insurance	Accrued income		2	23
˝	Shinhan Life Insurance	Accrued income		15	25
SH&C Life Insurance	Shinhan Bank	Cash and cash equivalents		2,091	1,067
˝	˝	Accrued income		—	2
˝	Shinhan Life Insurance	Deposits for severance benefits		139	130
˝	Jeju Bank	Cash and cash equivalents		2	—
Shinhan Macquarie	Shinhan Bank	Cash and cash equivalents		8,510	9,318
˝	˝	Accrued income		26	31
Shinhan Credit Information	Shinhan Bank	Cash and cash equivalents		2,674	2,034
˝	˝	Bond purchased under resale agreement		2,032	1,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2006 and 2005
(12)	Related Party Transactions, Continued
(In millions of Won)

Creditor	Debtor	Account	2006		2005
Shinhan Credit Information	Shinhan Bank	Account receivables	~~W~~	613	936
˝	˝	Guarantee deposits		822	1,320
˝	Good Morning Shinhan Securities	Account receivables		2	—
˝	Shinhan Card	Account receivables		1,411	669
˝	Jeju Bank	Account receivables		23	14
˝	˝	Guarantee deposits		60	60
˝	Shinhan Life Insurance	Accrued income		1	1
Shinhan PE	Shinhan Bank	Cash and cash equivalents		3,071	6,967
˝	˝	Accrued income		—	7
˝	˝	Deposits for severance benefits		—	16

				353,032	346,554

			~~W~~	1,597,704	1,928,548

(c)	The guarantees and acceptances provided between the related parties as of December 31, 2006 were as follows:
(in millions of Won)

			Amount
Creditor	Debtor	Account	guaranteed
Shinhan Financial Group	SH&C Life Insurance	Guarantees for loans	~~W~~	3,500
Shinhan Bank	Shinhan Card	Guarantees in foreign currencies		465
˝	Shinhan Capital	Guarantees for Letter of credit		3,017

			~~W~~	6,982

(d)	Compensation of key management personnel for the year ended December 31, 2006 was as follows:
(in millions of Won)

	Total
	compensation
Short-term salaries	~~W~~	6,138
Share-based benefits		12,242

	~~W~~	18,380

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(13)	Assets and Liabilities Denominated in Foreign Currency

Assets and liabilities denominated in foreign currency as of December 31, 2006 and 2005 were as follows:
(in millions of Won and thousands of U.S. dollars)

	Foreign currency		Won equivalent
	2006	2005	2006		2005
Assets:

Loans	$70,000	70,000	~~W~~	65,072	70,910
Other assets	551	388		513	393

	$70,551	70,388	~~W~~	65,585	71,303

Liabilities:

Borrowings	$70,000	70,000	~~W~~	65,072	70,910
Other liabilities	534	371		496	376

	$70,534	70,371	~~W~~	65,568	71,286

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(14)	Capital Stock
(a)	As of December 31, 2006 and 2005, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%)(*)	Redeemable period
Redeemable preferred stock:
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010

	39,767,169

(*)	Based on issue price

Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively, were redeemed on August 21, 2006 for ~~W~~172,831 million and ~~W~~525,033 million, respectively. Therefore, capital stock amount differs from the total par value of outstanding capital stocks.
(b)	Details of changes in capital stock for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except shares)

	Number of	Capital		Preferred	Capital
	shares	stock		stock	surplus
Balance at January 1, 2005	416,623,575	~~W~~	1,596,595	486,523	3,718,623
Share exchange	17,528,000		87,640	—	641,427
Preferred stock converted into common stock	—		111,802	(111,802)	—
Disposition of treasury stock	—		—	—	62

Balance at December 31, 2005	434,151,575	~~W~~	1,796,037	374,721	4,360,112
Preferred stock converted into common stock	—		111,801	(111,801)	(30)
Redemption of preferred stock	(12,816,792)		—	—	—

Balance at December 31, 2006	421,334,783	~~W~~	1,907,838	262,920	4,360,082

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(14)	Capital Stock, Continued
(c)	Details of preferred stock redeemed (to be redeemed) by appropriations of retained earnings as of December 31, 2006 and 2005 were as follows:
(in millions of Won, except shares and price per share)

			Redemption
	Number of		price		Redemption
At December 31, 2006	shares	Redemption date	per share		amount
Series 2 redeemable preferred stock	9,316,792	August 18, 2007	~~W~~	18,548	~~W~~	172,812
(in millions of Won, except price per share)

			Redemption
	Number of		price		Redemption
At December 31, 2005	shares	Redemption date	per share		amount
Series 1 redeemable preferred stock	9,316,792	August 21, 2006	~~W~~	18,550	~~W~~	172,831
Series 6 redeemable preferred stock	3,500,000	August 21, 2006		150,009		525,033

	12,816,792				~~W~~	697,864

(15)	Retained Earnings
Retained earnings as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	2006		2005
Legal reserve	~~W~~	396,928	223,722
Retained earnings before appropriation		2,991,032	2,519,470

	~~W~~	3,387,960	2,743,192

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
(16)	Capital Adjustment
Capital adjustments as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	2006		2005
Unrealized gain on equity method investment securities	~~W~~	1,403,453	850,368
Unrealized loss on equity method investment securities		(5,218)	(4,576)
Stock options (note 17)		44,491	17,163

	~~W~~	1,442,726	862,955

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(17)	Stock Options
(a)	Details of stock options granted as of December 31, 2006 were as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant
Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005	March 21, 2006
Options granted	1,004,200	1,156,300	1,301,600	2,695,200	3,296,200
Options forfeited or exercised	379,135	432,687	160,177	314,110	198,131

Options outstanding	625,065	723,613	1,141,423	2,381,090	3,098,069
Type of stock options	Cash-settled options	Cash-settled options	Cash-settled options	Cash-settled or equity-settled options	Cash-settled or equity-settled options
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006	~~W~~38,829
Vesting period	Within four years after two years from grant date	Within four years after two years from grant date	Within three years after two years from grant date	Within four years after three years from grant date	Within four years after three years from grant date
Forfeited period	After six years from grant date	After six years from grant date	After five years from grant date	After seven years from grant date	After seven years from grant date

Assumptions used to determine the fair value of options:

Risk-free interest rate	—	—	—	4.07%	5.02%
Expected exercise period	—	—	—	5 years	5 years
Expected stock price volatility	—	—	—	17.92%	13.43%
Expected dividend yield	—	—	—	—	—
Weighted average fair value	—	—	—	~~W~~11,201	~~W~~16,668
With respect to the stock options granted on March 25, 2004, the Company decided to pay the difference between the market price and the exercise price in cash for the year ended December 31, 2006 and determined to apply the intrinsic value method to those stock options. As a result, stock options compensation cost included in capital adjustment decreased by ~~W~~8,538 million (decrease in accounts receivable of ~~W~~6,508 million and increase in accrued expenses of ~~W~~2,030 million).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(17)	Stock Options, Continued
(b)	Changes in stock compensation costs for the year ended December 31, 2006 were as follows:
(in millions of Won)

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
1st	Recorded at beginning of the period	~~W~~	2,934	12,144	15,078
	Incurred during the period		713	1,122	1,835
	To be recorded in subsequent periods		—	—	—

2nd	Recorded at beginning of the period		4,334	19,053	23,387
	Incurred during the period		899	1,019	1,918
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		2,030	6,508	8,538
	Incurred during the period		5,241	14,957	20,198
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		767	7,858	8,625
	Incurred during the period		2,781	12,425	15,206
	To be recorded in subsequent periods		423	2,417	2,840

5th	Recorded at beginning of the period		—	—	—
	Incurred during the period		3,036	17,624	20,660
	To be recorded in subsequent periods		4,552	26,427	30,979
For the 4th and 5th stock options granted, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as long-term payables by the subsidiaries and as accounts receivable by the Company in the amount of ~~W~~37,811 million and ~~W~~14,365 million as of December 31, 2006 and 2005, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(18)	General and Administrative Expenses
Details of general and administrative expenses for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Won
	2006		2005
Salaries	~~W~~	29,133	22,813
Provision for retirement and severance benefits		973	740
Other employees benefits		1,202	1,607
Rental		568	520
Entertainment		939	782
Depreciation		562	652
Amortization		295	115
Taxes and dues		2,453	2,209
Advertising		44	15
Fees and commission		8,484	6,034
Other		2,485	3,670

	~~W~~	47,138	39,157

(19)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a normal tax rate of 27.5%. For the years ended December 31, 2006 and 2005, the Company recognized no income tax expense.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the years ended December 31, 2006 and 2005 was as follows:
(in millions of Won)

	2006		2005
Net income before income tax expense	~~W~~	1,832,718	1,560,760
Permanent difference		(1,499,672)	298,095
Temporary difference		(365,330)	(1,878,068)

Taxable income (loss)	~~W~~	(32,284)	(19,213)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(19)	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(3,427,679)	(2,469,710)	(2,091,411)	(3,805,978)
Retirement and severance benefits		828	544	163	1,209
Accrued income		(299)	—	(299)	—
Deposit for severance benefit insurance		(828)	(544)	(163)	(1,209)
Stock options		17,163	35,866	8,538	44,491
Other		(7,098)	(21,166)	(6,508)	(21,756)

Total temporary differences		(3,417,913)	(2,455,010)	(2,089,680)	(3,783,243)

Unrealizable temporary differences (*2)		3,421,190			3,794,238

Net temporary differences	~~W~~	3,277			10,995

Tax effects of temporary differences		901			3,024

Tax effects of tax loss carryforwards		5,133			14,011

Net tax effects	~~W~~	6,034			17,035

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year tax return is reflected in the current period.
(*2)	Unrealizable temporary differences as of December 31, 2006 were comprised of ~~W~~3,800,822 million related to equity method income less ~~W~~6,584 million related to stock options.
The net tax effects of ~~W~~17,035 million as of December 31, 2006 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(19)	Income Taxes, Continued
(in millions of Won)

	2005
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:
Equity method investment securities	~~W~~	(1,371,425)	(2,050,871)	5,383	(3,427,679)
Retirement and severance benefits		466	499	137	828
Accrued income		(299)	(299)	(299)	(299)
Deposit for severance benefit insurance		(466)	(509)	(147)	(828)
Stock option		8,842	12,715	4,942	16,615
Other		(6,204)	(4,249)	(3,355)	(7,098)

Total temporary differences		(1,369,086)	(2,042,714)	6,661	(3,418,461)

Unrealizable temporary differences(*2)		1,369,044			3,421,737

Net temporary differences	~~W~~	(42)			3,276

Tax effects of temporary differences		(11)			901

Tax effects of tax loss carryforwards		—			5,284

Net tax effects	~~W~~	(11)			6,185

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of December 31, 2005 were comprised of ~~W~~3,423,986 million related to equity method income less ~~W~~2,249 million related to stock options.
The net tax effects of ~~W~~6,185 million as of December 31, 2005 were not recognized as deferred tax assets due to uncertainty of realization.
(d)	Effective income tax rate for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except tax rate)

	2006		2005
Net income before income tax expense	~~W~~	1,832,718	1,560,760
Income tax expense		—	—

Effective income tax rate (%)		—	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(20)	Earnings Per Share
(a)	Earnings per share
Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except per share)

	2006		2005
Net income for year	~~W~~	1,832,718	1,560,760
Less: extraordinary gain		—	—
dividends on preferred stock		55,245	106,972

Net income available for common stock		1,777,473	1,453,788
Weighted average number of common shares outstanding		372,168,522	333,424,457

Earnings per share in Won	~~W~~	4,776	4,360

(b)	Diluted earnings per share
Details of diluted earnings per share due to dilutive effect for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except per share)

	2006		2005
Net income available for common stock	~~W~~	1,777,473	1,453,788
Add: dividends on convertible preferred stock		—	8,169

Diluted net earnings		1,777,473	1,461,957
Weighted average number of common shares outstanding		372,168,522	355,784,758

Diluted earnings per share in Won	~~W~~	4,776	4,109

(c)	Securities applicable to common shares

		Number of shares
	Convertible period	to be issued
Stock options	March 30, 2008 — March 30, 2012	2,381,090
Stock options	March 21, 2009 — March 21, 2013	3,098,069

		5,479,159

(d)	Earnings per share for each quarters ended December 31, 2006 were as follows:
(in Won)

	1st quarter		2nd quarter	3rd quarter	4th quarter
Earnings per share	~~W~~	1,286	1,586	1,331	681
Diluted earnings per share		1,212	1,496	1,331	681

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(21)	Dividends
(a)	Dividends for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except per share)

	2006
	Common		Preferred
	shares		shares	Total
Total number of share issued and outstanding		381,567,614	39,767,169	421,334,783
Shares excluded (*)		7,129,967	—	7,129,967

		374,437,647	39,767,169	414,204,816
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	900(8%)	1,389(27.78%)	947(18.94%)

Dividends	~~W~~	336,994	55,245	392,239

(*)	Dividends on shares held by subsidiaries as of December 31, 2006 are not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends

Redeemable preferred stock:

Series 2	9,316,792	730.67	14.61	6,807
Series 3	9,316,792	˝	˝	6,807
Series 4	9,316,792	˝	˝	6,807
Series 5	9,316,793	˝	˝	6,808
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	786

	39,767,169			55,245

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(21)	Dividends, Continued
(in millions of Won, except per share)

	2005
	Common		Preferred
	shares		shares	Total
Total number of share issued and outstanding		359,207,313	74,944,262	434,151,575
Shares excluded (*)		11,610,197	—	11,610,197

		347,597,116	74,944,262	422,541,378
Face value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	800 (16%)	1,427 (28.55%)	911 (18.23%)

Dividends	~~W~~	278,077	106,972	385,049

(*)	Dividends on shares held by subsidiaries as of December 31, 2005 are not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends

Redeemable preferred stock:

Series 1	9,316,792	730.67	14.61	6,807
Series 2	9,316,792	˝	˝	6,807
Series 3	9,316,792	˝	˝	6,807
Series 4	9,316,792	˝	˝	6,807
Series 5	9,316,793	˝	˝	6,808
Series 6	3,500,000	10,500.00	210.00	36,750
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	787

	52,583,961			98,803

Redeemable convertible preferred stock:

Series 9	22,360,301	365.34	7.31	8,169

	74,944,262			106,972

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(21)	Dividends, Continued
(b)	Payout ratios for the years ended December 31, 2006 and 2005 were calculated as follows:
(in millions of Won, except payout ratio)

	2006				2005
	Common		Preferred		Common	Preferred
	shares		shares	Total	shares	shares	Total
Dividends in Won	~~W~~	336,994	55,245	392,239	278,077	106,972	385,049
Net earning in Won		1,777,473	55,245	1,832,718	1,453,788	106,972	1,560,760

Payout ratios (%)		18.96		21.40	19.13		24.67

(c)	Dividend yields on common shares for the years ended December 31, 2006 and 2005 were calculated as follows:
(in Won, except dividends yields)

	2006		2005
Dividends per share in Won	~~W~~	900	800
Average stock price in Won		47,900	41,620

Dividends yields (%)		1.88	1.92

(22)	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except per share)

	2006		2005
Acquisition of equity method investment securities through shares exchange	~~W~~	—	730,432
Contingent consideration recorded as accounts payable		—	20,596
Changes in capital adjustments due to application of the equity method		552,443	561,625
Changes in retained earnings due to application of the equity method		105,037	77,862
Stock options recorded as accounts receivable		27,328	8,157

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(23)	Condensed Financial Statements of Subsidiaries and Joint Ventures
(a)	Balance sheets

The condensed balance sheets of subsidiaries and joint ventures as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	154,207,060	144,539,692	9,667,368
Good Morning Shinhan Securities		4,126,940	3,278,324	848,616
Shinhan Life Insurance		6,225,865	5,795,398	430,467
Shinhan Card		3,558,415	2,923,408	635,007
Shinhan Capital		1,948,495	1,763,537	184,958
Shinhan BNP Paribas ITMC		60,227	10,650	49,577
Jeju Bank		2,470,751	2,338,463	132,288
SH&C Life Insurance		991,359	950,396	40,963
Shinhan Macquarie		11,500	11,444	56
Shinhan Credit Information		13,372	3,117	10,255
Shinhan PE		10,813	319	10,494

	~~W~~	173,624,797	161,614,748	12,010,049

(in millions of Won)

	2005
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	75,641,968	71,042,501	4,599,467
Chohung Bank		66,609,526	62,783,304	3,826,222
Good Morning Shinhan Securities		3,882,713	3,122,337	760,376
Shinhan Life Insurance		5,129,302	4,810,804	318,498
Shinhan Card		1,532,291	1,314,592	217,699
Shinhan Capital		1,400,829	1,251,895	148,934
Shinhan BNP Paribas ITMC		53,437	5,233	48,204
Jeju Bank		2,051,202	1,931,693	119,509
SH&C Life Insurance		708,175	677,150	31,025
Shinhan Macquarie		11,848	9,320	2,528
Shinhan Credit Information		12,073	2,810	9,263
Shinhan PE		8,826	85	8,741

	~~W~~	157,042,190	146,951,724	10,090,466

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(23)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries and joint ventures for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Operating		Operating	Operating	Ordinary
Subsidiaries	revenue		expense	income (loss)	income	Net income
Shinhan Bank	~~W~~	14,868,003	13,160,836	1,707,167	2,309,904	1,659,246
Good Morning Shinhan Securities		1,255,573	1,138,720	116,853	134,102	96,190
Shinhan Life Insurance		2,323,355	2,172,054	151,301	165,798	121,534
Shinhan Card		831,888	639,083	192,805	184,258	232,092
Shinhan Capital		199,615	165,783	33,832	62,571	48,284
Shinhan BNP Paribas ITMC		26,189	13,456	12,733	12,123	8,576
Jeju Bank		147,339	133,560	13,779	15,305	14,155
SH&C Life Insurance		52,964	59,128	(6,164)	9,793	9,295
Shinhan Macquarie		17,782	16,068	1,714	2,388	1,562
Shinhan Credit Information		26,587	23,057	3,530	3,860	2,810
Shinhan PE		3,729	1,906	1,823	2,072	1,676

	~~W~~	19,753,024	17,523,651	2,229,373	2,902,174	2,195,420

(in millions of Won)

	2005
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)
Shinhan Bank	~~W~~	6,163,895	5,223,326	940,569	1,065,978	774,422
Chohung Bank		7,310,666	6,667,084	643,582	696,062	756,505
Good Morning Shinhan Securities		901,888	786,179	115,709	121,052	87,240
Shinhan Life Insurance (*)		255,037	242,153	12,884	8,587	6,047
Shinhan Card		417,071	356,902	60,169	58,416	54,241
Shinhan Capital		222,439	166,587	55,852	52,326	36,742
Shinhan BNP Paribas ITMC		19,579	9,442	10,137	10,302	7,450
Jeju Bank		130,394	119,520	10,874	10,800	11,118
SH&C Life Insurance		49,150	50,743	(1,593)	6,467	5,359
Shinhan Macquarie		24,490	16,547	7,943	8,152	5,646
Shinhan Credit Information		23,966	20,590	3,376	3,328	2,401
Shinhan PE		880	2,176	(1,296)	(1,147)	(1,047)

	~~W~~	15,519,455	13,661,249	1,858,206	2,040,323	1,746,124

(*)	For the one month period ended December 31, 2005.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(24)	Financing and Operating Status of the Company, Subsidiaries and Joint Ventures
(a)	The financing status of the Company and its subsidiaries as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	185,072	3,421,826	3,606,898
Shinhan Bank		93,202,495	14,578,285	24,212,505	131,993,285
Good Morning Shinhan Securities		696,417	1,004,364	—	1,700,781
Shinhan Card		—	1,340,800	1,282,370	2,623,170
Shinhan Capital		—	1,065,250	535,351	1,600,601
Jeju Bank		2,044,629	76,357	55,260	2,176,246

	~~W~~	95,943,541	18,250,128	29,507,312	143,700,981

(in millions of Won)

	2005
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	156,098	2,126,043	2,282,141
Shinhan Bank		43,996,904	9,096,330	12,327,937	65,421,171
Chohung Bank		41,404,815	5,788,793	7,848,891	55,042,499
Good Morning Shinhan Securities		913,795	829,425	—	1,743,220
Shinhan Life Insurance		—	47,000	—	47,000
Shinhan Card		—	1,025,500	179,544	1,205,044
Shinhan Capital		—	721,885	345,201	1,067,086
Jeju Bank		1,681,985	89,689	35,000	1,806,674

	~~W~~	87,997,499	17,754,720	22,862,616	128,614,835

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(24)	Financing and Operating Status of the Company, Subsidiaries and Joint Ventures, Continued
(b)	The operating status of the Company, subsidiaries and joint ventures as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,179,147	12,775,892	468,561	14,423,600
Shinhan Bank		112,715,269	23,660,184	6,300,607	142,676,060
Good Morning Shinhan Securities		517,973	2,261,021	850,853	3,629,847
Shinhan Life Insurance		1,553,913	2,657,757	394,052	4,605,722
Shinhan Card		3,037,672	27,165	3,553	3,068,390
Shinhan Capital		1,571,532	201,995	70,060	1,843,587
Shinhan BNP Paribas ITMC		81	5,230	53,331	58,642
Jeju Bank		1,743,811	391,312	85,177	2,220,300
SH&C Life Insurance		16,751	49,260	1,675	67,686
Shinhan Macquarie		—	—	8,510	8,510
Shinhan Credit Information		—	—	7,315	7,315
Shinhan PE		—	6,975	3,527	10,502

	~~W~~	122,336,149	42,036,791	8,247,221	172,620,161

(in millions of Won)

	2005
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,476,630	10,882,359	64,374	12,423,363
Shinhan Bank		55,191,023	13,289,065	2,301,465	70,781,553
Chohung Bank		44,648,308	10,644,933	2,171,777	57,465,018
Good Morning Shinhan Securities		302,457	2,161,569	921,164	3,385,190
Shinhan Life Insurance		1,377,904	2,034,360	421,028	3,833,292
Shinhan Card		1,479,533	414	5,876	1,485,823
Shinhan Capital		1,061,971	131,623	115,388	1,308,982
Shinhan BNP Paribas ITMC		620	10,307	34,098	45,025
Jeju Bank		1,416,748	348,658	108,971	1,874,377
SH&C Life Insurance		372	48,023	23,031	71,426
Shinhan Macquarie		—	—	9,318	9,318
Shinhan Credit Information		—	—	6,011	6,011
Shinhan PE		—	846	6,967	7,813

	~~W~~	106,955,566	39,552,157	6,189,468	152,697,191

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(25)	Contribution by Subsidiaries and Joint Ventures to the Company’s Net Income

Effects under the equity method on the Company’s net income for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except ratio)

	2006			2005
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	1,500,460	78.26	~~W~~	606,537	37.50
Shinhan Bank (formerly)		—	—		826,156	51.08
Good Morning Shinhan Securities		74,753	3.90		74,629	4.61
Shinhan Life Insurance		64,980	3.39		2,565	0.16
Shinhan Card		208,052	10.85		52,741	3.26
Shinhan Capital		48,255	2.52		36,418	2.25
Shinhan BNP Paribas ITMC		4,288	0.22		3,725	0.23
Jeju Bank		9,405	0.49		7,825	0.48
SH&C Life Insurance		1,776	0.09		2,680	0.17
Shinhan Macquarie		756	0.04		2,637	0.16
Shinhan Credit Information		2,792	0.15		2,401	0.15
Shinhan PE		1,751	0.09		(1,047)	(0.06)

		1,917,268	100.00		1,617,267	100.00

Other income		98,339			101,628
Other expense		(182,889)			(158,135)

Net income for year	~~W~~	1,832,718		~~W~~	1,560,760

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(26)	Allowance for Loan Losses of the Company, Subsidiaries and Joint Ventures

Changes in the allowance for loan losses of the Company, its subsidiaries and joint ventures for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,420	(1,495)	5,925
Shinhan Bank		1,572,829	133,901	1,706,730
Good Morning Shinhan Securities		27,256	2,254	29,510
Shinhan Life Insurance		17,740	2,077	19,817
Shinhan Card		67,400	80,673	148,073
Shinhan Capital		30,373	967	31,340
Shinhan BNP Paribas ITMC		18	6	24
Jeju Bank		25,146	1,167	26,313
SH&C Life Insurance		46	(2)	44
Shinhan Macquarie		3	(2)	1
Shinhan Credit Information		1	(1)	—

	~~W~~	1,748,232	219,545	1,967,777

(in millions of Won)

	2005
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	8,794	(1,374)	7,420
Shinhan Bank		743,506	(59,949)	683,557
Chohung Bank		1,006,721	(117,449)	889,272
Good Morning Shinhan Securities		29,416	(2,160)	27,256
Shinhan Life Insurance		—	17,740	17,740
Shinhan Card		47,831	19,569	67,400
Shinhan Capital		27,021	3,352	30,373
Shinhan BNP Paribas ITMC		13	5	18
Jeju Bank		32,145	(6,999)	25,146
SH&C Life Insurance		15	31	46
Shinhan Macquarie		53	(50)	3
Shinhan Credit Information		—	1	1

	~~W~~	1,895,515	(147,283)	1,748,232

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2006 and 2005
(27)	Financial Performance

Financial performance for the quarters ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except earnings per share)

	Quarter ended		Quarter ended
	December 31, 2006		December 31, 2005
Operating revenue	~~W~~	321,231	491,922
Operating income		268,744	449,827
Net income		268,916	449,157
Net earnings per share in Won		681	1,258

Independent Accountants’ Review Report on Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the President of
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Financial Group Co., Ltd (the “Company”) as of December 31, 2006. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2006 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.
This report applies to the Company’s IACS in existence as of December 31, 2006. We did not review the Company’s IACS subsequent to December 31, 2006. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 15, 2007
Notice to Readers
This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2006 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System
To the Board of Directors and Audit Committee of
Shinhan Financial Group Co., Ltd.:
I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Financial Group Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2006.
The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.
Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2006, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.
Lee, In Ho, Chief Executive Officer
Cho, Byung Jae, Internal Accounting Control Officer
February 9, 2007
This report has been translated into English from Korean language report enclosed.